# BÖHLER UDDEHOLM

Investor Relations & Corporate Communications



03029962

**Via Airmail**
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL



PROCESSED
SEP 26 2003
THOMSON FINANCIAL

**September, 1st 2003**
Tel: +43/1/7986901-707, Fax: +43/1/7986901-713
Rule 12g3-2(b) Submission of **Böhler-Uddeholm AG**
(the Company) File No. 82-[**4089**]

Ladies and Gentlemen,

In connection with the Company's exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find a copy of a **Release** to the press and investors and our Report on the First Half 2003.
This information is being furnished under paragraph (b) (1) (i) of Rule 12g3-2(b) of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at Böhler-Uddeholm AG, + 43-1-79 86 901 ext 708 or Antonio D'Amico of Skadden, Arps, Slate, Meagher & Flom in London at 011-44-171-248-9929 if you have any comments of questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return it to Ms. Hatrina D. Buerkle, Skadden, Arps, Slate, Meagher & Flom, 1440 New York Avenue, N.W., Washington D.C. 20005.

Very truly yours
BÖHLER-UDDEHOLM AG
Investor & Public Relations

Randolf Fochler

Sabrina Kaiser

Enclosures
cc: Antonio D'Amico, Esq.

82-[4089]

**BÖHLER** UDDEHOLM

**FOR IMMEDIATE RELEASE**

**Böhler-Uddeholm announces results for the First Six Months of 2003:**

- **Growth in sales and EBIT**
- **Acquisition in Welding Consumables Division strengthens Group**
- **Operating environment remains difficult**

Vienna, 1 September 2003 – Böhler-Uddeholm recorded an increase in both sales and EBIT for the first six months of 2003. This moderate growth over the comparable prior period was triggered by an acquisition in the Welding Consumables Division. As announced in spring 2003, Böhler-Uddeholm acquired 50% of Böhler Thyssen Schweisstechnik GmbH from the ThyssenKrupp Group and thereby increased its share in this company from 50 to 100%. The initial full consolidation of Böhler Thyssen Schweisstechnik GmbH took place as of 30 June 2003.

The general operating environment remained difficult for Böhler-Uddeholm during the second quarter of 2003. With the exception of Asia, there were no signs of recovery in any of the Group's markets. Moreover, earnings were burdened by the weak US dollar as well as rising scrap and energy prices.

Böhler-Uddeholm recorded sales of 773.9 m€ for the first half of 2003 versus 747.0 m€ in the comparable prior year period, which represents an increase of 4%. Earnings before interest and tax (EBIT) rose from 55.6 m€ by 2% to 56.5 m€. The EBIT margin reached 7.3% compared to 7.4% in 2002. Earnings before tax increased slightly from 42.2 m€ to 42.3 m€. The tax rate for Böhler-Uddeholm was 35% for the first six months of 2003 compared to 33.5% in the comparable period of 2002. Net income for the period therefore totalled 26.8 m€ versus 27.0 m€ in 2002, a slight decrease of 1%.

Order intake for the first six months of 2003 rose from 504.5 m€ by 14% to 573.2 m€. This growth was supported by the above mentioned acquisition in the Welding Consumables Division, by overall stable demand in Asia, and somewhat better demand in a number of European markets. As of 30 June 2003 order backlog totalled 265.0 m€, or 6% below the comparable prior year value of 282.1 m€.

The full integration of Böhler Thyssen Schweisstechnik GmbH in the Böhler-Uddeholm Group led to an increase in the total workforce from 9,358 by 7% to 10,017.

**High Performance Metals Division**

The High Performance Metals Division continued to show satisfactory order intake throughout the second quarter of 2003, but growth slowed from the first quarter of the year. In Asia, the Middle East and South America demand was good, but sales stagnated at a low level in North America. In Europe, demand recovered in both Germany and Italy, but France, England, Spain and Switzerland fell below expectations. The situation for the end-user markets also remained unchanged: the aircraft, energy and electronics industries remain in a stubborn downturn, while the automotive industry can be characterized as relatively healthy. The division closed the first half of 2003 with sales and earnings below the prior year level. Sales volumes declined slightly and the pressure on prices intensified. This situation was met with moderate price increases by Böhler-Uddeholm.

**Welding Consumables Division**

The acquisition of the remaining 50% in Böhler Thyssen Schweisstechnik GmbH has made the Welding Consumables Division the second largest core business in the Böhler-Uddeholm Group. As a consequence of this acquisition the division recorded a substantial increase in quarterly sales and earnings compared to last year. Earnings growth was also supported by the successful implementation of a productivity improvement program and a shift in the product mix towards high-quality and special welding consumables. In Europe, the market for welding consumables has consolidated after a phase of weakness, but at a low level. Markets in Asia and the Near East continue to show good development, but there are virtually no signs of recovery in North America. Böhler-Uddeholm was able to increase its market position in South America, but the currency had a negative influence on business. In total, the division recorded a slight decline in sales volumes for the first half of 2003, but was able to hold prices at a stable level.

**Precision Strip Division**

The Precision Strip Division reported good development, and was able to remain on its growth course during the second quarter of 2003 in spite of an unfavourable business climate. Sales and earnings for the reporting period exceeded the record set in 2002. Sales volumes of strip steels for saws increased both in Europe and in the USA. Sales of very thin special cold-rolled strip steel also rose because of expansion in the project business. Sales volumes of strip steels for punching knives and cutting lines fell below the prior year level, primarily because of a slowdown in orders from the shoe industry in Asia. In total, order intake for the first six months of 2003 fell below the prior year level. In general, order behaviour among the customers is again more reserved this year following the conclusion of comprehensive long-term frame contracts in 2002.

**Special Forgings Division**

In the Special Forgings Division, the downturn in the aircraft industry continued throughout the second quarter of 2003. The development of business in this segment was also negatively influenced by the impact of the pulmonary disease SARS in Asia and weak US dollar. The aircraft industry should reach its low point during the summer of 2003, and is expected to stagnate at this low level well into

2004. As previously forecasted, sales to the energy sector also slowed notably during the second quarter of 2003. The weak global economy has led to a reduction in investment activities by energy producers, which has also triggered a drop in sales to sub-contractors. The Special Forgings Division closed the first half of 2003 with sales, earnings and order intake substantially below the comparable prior year level. It should be noted, however, that the division has already introduced appropriate measures to reduce costs, personnel and capacity.

**Outlook**
As in the previous year, the unfavourable overall economic climate and traditionally slow summer months lead Böhler-Uddeholm management to also expect a difficult third quarter in 2003. The "summer effect" will be offset in the last months of the year, but markets are not forecasted to recover during the fourth quarter of 2003. Sales for full year 2003 are expected to show an increase over the prior year, and the acquisition in the Welding Consumables Division should allow earnings to match the prior year level.

For additional information: BÖHLER-UDDEHOLM AG, Investor Relations & Corporate Communications, Randolf Fochler, Phone:(+43-1)798 69 01/707

The complete Report on the First Half Year 2003 under www.bohler-uddeholm.com

| in m€ | 1-6/2002 | **1-6/2003** | Veränderung |
|---|---|---|---|
| Sales | 747.0 | 773.9 | 4% |
| EBITDA | 92.4 | 94.7 | 2% |
| *EBITDA-Margin* | *12.4 %* | *12.2 %* | |
| EBIT | 55.6 | 56.5 | 2% |
| *EBIT-Margin* | *7.4%* | *7.3%* | |
| EBT | 42.2 | 42.3 | 0 |
| Net profit after minority interest | 27.0 | 26.8 | (1%) |
| Order intake | 504.5 | 573.2 | 14% |
| Order backlog | 282.1 | 265.0 | (6%) |
| Employees | 9,358 | 10,017 | 7% |

82-[4089]

# REPORT FOR THE FIRST HALF OF 2003

| January – June | 2003 in m€ | 2002 in m€ | Change in % |
|---|---|---|---|
| Sales | 773.9 | 747.0 | 4 |
| EBITDA | 94.7 | 92.4 | 2 |
| EBIT | 56.5 | 55.6 | 2 |
| Pre-tax profit (EBT) | 42.3 | 42.2 | 0 |
| Net profit after minority interest | 26.8 | 27.0 | (1) |
| Cash flow before capital changes | 66.2 | 68.9 | (4) |
| Capital expenditure | 45.9 | 39.8 | 15 |
| Order intake[1] | 573.2 | 504.5 | 14 |
| Order backlog[1] | 265.0 | 282.1 | (6) |
| Employees | 10,017 | 9,358 | 7 |

1 at the production companies

- Growth in sales and EBIT
- Acquisition in Welding Consumables Division strengthens Group
- Operating environment remains difficult

BÖHLER UDDEHOLM
materializing *visions*

# The First Six Months of 2003

BÖHLER-UDDEHOLM recorded an increase in both sales and EBIT for the first six months of 2003. This moderate growth over the comparable prior period was triggered by an acquisition in the Welding Consumables Division. As announced in spring 2003, BÖHLER-UDDEHOLM acquired 50% of Böhler Thyssen Schweisstechnik GmbH from the ThyssenKrupp Group and thereby increased its share in this company from 50 to 100%. The initial full consolidation of Böhler Thyssen Schweisstechnik GmbH took place as of 30 June 2003.

The general operating environment remained difficult for BÖHLER-UDDEHOLM during the second quarter of 2003. With the exception of Asia, there were no signs of recovery in any of the Group's markets. Moreover, earnings were burdened by the weak US dollar as well as rising scrap and energy prices.

BÖHLER-UDDEHOLM recorded sales of 773.9 m€ for the first half of 2003 versus 747.0 m€ in the comparable prior year period, which represents an increase of 4%. Earnings before interest and tax (EBIT) rose from 55.6 m€ by 2% to 56.5 m€. The EBIT margin reached 7.3% compared to 7.4% in 2002. Earnings before tax increased slightly from 42.2 m€ to 42.3 m€. The tax rate for BÖHLER-UDDEHOLM was 35% for the first six months of 2003 compared to 33.5% in the comparable period of 2002. Net income for the period therefore totalled 26.8 m€ versus 27.0 m€ in 2002, a slight decrease of 1%.

Order intake for the first six months of 2003 rose from 504.5 m€ by 14% to 573.2 m€. This growth was supported by the above mentioned acquisition in the Welding Consumables Division, by overall stable demand in Asia, and somewhat better demand in a number of European markets. As of 30 June 2003 order backlog totalled 265.0 m€, or 6% below the comparable prior year value of 282.1 m€.

The full integration of Böhler Thyssen Schweisstechnik GmbH in the BÖHLER-UDDEHOLM Group led to an increase in the total workforce from 9,358 by 7% to 10,017.

## OVERVIEW OF CORE BUSINESSES.

The High Performance Metals Division continued to show satisfactory order intake throughout the second quarter of 2003, but growth slowed from the first quarter of the year. In Asia, the Middle East and South America demand was good, but sales stagnated at a low level in North America. In Europe, demand recovered in both Germany and Italy, but France, England, Spain and Switzerland fell below expectations. The situation for the end-user markets also remained unchanged: the aircraft, energy and electronics industries remain in a stubborn downturn, while the automotive industry can be characterized as relatively healthy. The division closed the first half of 2003 with sales and earnings below the prior year level. Sales volumes declined slightly and the pressure on prices intensified. This situation was met with moderate price increases by BÖHLER-UDDEHOLM.

The acquisition of the remaining 50% in Böhler Thyssen Schweisstechnik GmbH has made the Welding Consumables Division the second largest core business in the BÖHLER-UDDEHOLM Group. As a consequence of this acquisition the division recorded a substantial increase in quarterly sales and earnings compared to last year. Earnings growth was also supported by the successful implementation of a productivity improvement program and a shift in the product mix towards high-quality and special welding consumables. In Europe, the market for welding consumables has consolidated after a phase of weakness, but at a low level. Markets in Asia

and the Near East continue to show good development, but there are virtually no signs of recovery in North America. BÖHLER-UDDEHOLM was able to increase its market position in South America, but the currency had a negative influence on business. In total, the division recorded a slight decline in sales volumes for the first half of 2003, but was able to hold prices at a stable level.

The Precision Strip Division reported good development, and was able to remain on its growth course during the second quarter of 2003 in spite of an unfavourable business climate. Sales and earnings for the reporting period exceeded the record set in 2002. Sales volumes of strip steels for saws increased both in Europe and in the USA. Sales of very thin special cold-rolled strip steel also rose because of expansion in the project business. Sales volumes of strip steels for punching knives and cutting lines fell below the prior year level, primarily because of a slowdown in orders from the shoe industry in Asia. In total, order intake for the first six months of 2003 fell below the prior year level. In general, order behaviour among the customers is again more reserved this year following the conclusion of comprehensive long-term frame contracts in 2002.

In the Special Forgings Division, the downturn in the aircraft industry continued throughout the second quarter of 2003. The development of business in this segment was also negatively influenced by the impact of the pulmonary disease SARS in Asia and weak US dollar. The aircraft industry should reach its low point during the summer of 2003, and is expected to stagnate at this low level well into 2004. As previously forecasted, sales to the energy sector also slowed notably during the second quarter of 2003. The weak global economy has led to a reduction in investment activities by energy producers, which has also triggered a drop in sales to sub-contractors. The Special Forgings Division closed the first half of 2003 with sales, earnings and order intake substantially below the comparable prior year level. It should be noted, however, that the division has already introduced appropriate measures to reduce costs, personnel and capacity.

**OUTLOOK.**

As in the previous year, the unfavourable overall economic climate and traditionally slow summer months lead BÖHLER-UDDEHOLM management to also expect a difficult third quarter in 2003. The "summer effect" will be offset in the last months of the year, but markets are not forecasted to recover during the fourth quarter of 2003. Sales for full year 2003 are expected to show an increase over the prior year, and the acquisition in the Welding Consumables Division should allow earnings to match the prior year level.

For further information contact: BÖHLER-UDDEHOLM AG,
Investor Relations & Corporate Communications,
Randolf Fochler

| | |
|---|---|
| Phone: | +43-1/798 69 01 707 |
| Fax: | +43-1/798 69 01 713 |
| E-Mail: | randolf.fochler@bohler-uddeholm.com |
| Website: | www.bohler-uddeholm.com |
| Reuters: | BHLR.VI |
| Bloomberg: | BOEH AV |
| Dow Jones: | R.BUD |
| Bridge: | AT;BUD |
| ADR symbol: | BDHHY |
| ÖTOB symbol: | BUD |

# BÖHLER-UDDEHOLM Group

| INCOME STATEMENT | 1-6/2003 in m€ | 1-6/2002 in m€ | Q2 2003 in m€ | Q2 2002 in m€ |
|---|---|---|---|---|
| **Net sales** | **773.9** | **747.0** | **411.9** | **375.8** |
| Cost of sales | (520.4) | (498.2) | (276.6) | (248.3) |
| **Gross result** | **253.5** | **248.8** | **135.3** | **127.5** |
| Other income | 18.1 | 17.5 | 11.5 | 10.3 |
| Selling expense | (141.7) | (133.5) | (76.5) | (67.5) |
| Administrative expense | (53.0) | (56.1) | (29.1) | (30.7) |
| Amortization of goodwill | (2.2) | (3.8) | (1.5) | (2.0) |
| Other expense | (18.2) | (17.3) | (10.1) | (8.5) |
| **Earnings before interest and tax (EBIT)** | **56.5** | **55.6** | **29.6** | **29.1** |
| Income/expense from securities | 0.3 | (1.0) | 0.8 | (1.0) |
| Interest expense (net) | (14.7) | (12.4) | (9.4) | (5.5) |
| Other financial result | 0.2 | 0.0 | 0.2 | (0.3) |
| **Financial result** | **(14.2)** | **(13.4)** | **(8.4)** | **(6.8)** |
| **Earnings before tax and extraordinary charges (EBT)** | **42.3** | **42.2** | **21.2** | **22.3** |
| Income taxes | (14.8) | (14.1) | (7.4) | (7.4) |
| **Net income before minority interest** | **27.5** | **28.1** | **13.8** | **14.9** |
| Minority interest | (0.7) | (1.1) | (0.3) | (0.6) |
| **Net income** | **26.8** | **27.0** | **13.5** | **14.3** |
| Basic earnings per share (in €) | 2.5 | 2.5 | 1.3 | 1.3 |
| Diluted earnings per share (in €) | 2.4 | 2.5 | 1.2 | 1.3 |
| Average number of shares outstanding – basic | 10,639,171 | 10,921,406 | 10,639,171 | 10,921,406 |
| Average number of shares outstanding – diluted | 11,000,000 | 11,000,000 | 11,000,000 | 11,000,000 |
| Depreciation | 38.2 | 36.8 | 20.5 | 18.7 |
| Currency gains (losses) | (2.6) | 1.3 | (1.3) | 1.7 |

| CHANGES IN EQUITY | 2003 in m€ | 2002 in m€ |
|---|---|---|
| **Equity as of 1/1** | **609.0** | **640.9** |
| Net income after minority interest | 26.8 | 27.0 |
| Translation reserve | (10.2) | (22.4) |
| Dividend paid | (25.3) | (29.2) |
| Change in treasury shares | 0.0 | (2.5) |
| Other | (0.3) | (2.0) |
| **Equity as of 30/6** | **600.0** | **611.8** |

| CASH FLOW STATEMENT | 2003 in m€ | 2002 in m€ |
|---|---|---|
| **Cash and cash equivalents as of 1/1** | **56.1** | **63.0** |
| Cash flow before capital changes | 66.2 | 68.9 |
| ± Change in working capital | (13.4) | (26.8) |
| Cash flow from operations | 52.8 | 42.1 |
| Cash flow from investing activities | (62.7) | (31.4) |
| Cash flow from financing activities | 6.7 | (17.0) |
| **Change in cash and cash equivalents** | **(3.2)** | **(6.3)** |
| **Cash and cash equivalents as of 30/6** | **52.9** | **56.7** |

# BÖHLER-UDDEHOLM Group

| BALANCE SHEET | 30/6/2003 in k€ | 31/12/2002 in k€ |
|---|---|---|
| **ASSETS** | | |
| **A. Non-current assets** | | |
| I Tangible assets | 520,036.8 | 510,216.8 |
| II Goodwill | 40,275.3 | 19,152.3 |
| III Other intangible assets | 8,885.3 | 7,829.2 |
| IV Investments in associates | 82.4 | 82.4 |
| V Other financial assets | 35,603.9 | 34,768.5 |
| VI Future tax benefits | 54,937.6 | 49,264.9 |
| | **659,821.3** | **621,314.1** |
| **B. Current assets** | | |
| I Inventories | 529,580.9 | 482,412.9 |
| II Accounts receivable from trade | 325,855.7 | 292,873.1 |
| III Accounts receivable from affiliated enterprises | 5,967.4 | 5,733.9 |
| IV Other receivables | 40,215.9 | 38,082.2 |
| V Securities available for sale | 68.4 | 128.9 |
| VI Cash and cash equivalents | 52,846.1 | 55,992.4 |
| VII Prepaid expenses | 12,838.2 | 11,410.1 |
| | **967,372.6** | **886,633.5** |
| **Total assets** | **1,627,193.9** | **1,507,947.6** |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| **A. Shareholders' equity** | | |
| I Share capital | 79,970.0 | 79,970.0 |
| II Capital reserves | 264,596.6 | 264,596.6 |
| III Treasury shares | (23,677.2) | (23,677.2) |
| IV Revenue reserves | 328,164.6 | 261,907.2 |
| V Retained earnings[1] | (49,075.4) | 26,177.8 |
| | **599,978.6** | **608,974.4** |
| **B. Minority interest** | **5,974.8** | **5,664.0** |
| **C. Non-current liabilities** | | |
| I Interest-bearing debt | 188,706.5 | 127,105.1 |
| II Deferred tax | 41,515.7 | 41,601.9 |
| III Severance and pension provisions | 198,678.5 | 178,023.2 |
| IV Other long-term provisions | 18,536.9 | 16,590.1 |
| V Other long-term liabilities | 879.7 | 478.4 |
| | **448,317.3** | **363,798.7** |
| **D. Current liabilities** | | |
| I Accounts payable from trade | 110,163.2 | 102,177.2 |
| II Payments on account | 1,145.2 | 1,551.7 |
| III Short-term borrowing | 37,626.5 | 5,647.1 |
| IV Current portion of interest-bearing debt | 257,092.6 | 276,363.9 |
| V Short-term provisions | 81,089.2 | 73,365.6 |
| VI Other short-term liabilities | 80,478.2 | 65,202.4 |
| VII Prepaid income | 5,328.3 | 5,202.6 |
| | **572,923.2** | **529,510.5** |
| **Total liabilities and shareholders' equity** | **1,627,193.9** | **1,507,947.6** |

1 This position solely represents the retained earnings of BÖHLER-UDDEHOLM AG and does not include any income from shares of affiliated companies as at 30/6

# BÖHLER-UDDEHOLM Group

## SEGMENT OVERVIEW (in m€)

| High Performance Metals | 1-6/03 | 1-6/02 | Change |
|---|---|---|---|
| Sales | 518.9 | 541.9 | (4%) |
| EBIT | 36.6 | 40.7 | (10%) |
| Order intake | 330.6 | 298.3 | 11% |
| Order backlog | 123.0 | 122.4 | 0% |

| Precision Strip | 1-6/03 | 1-6/02 | Change |
|---|---|---|---|
| Sales | 85.6 | 84.1 | 2% |
| EBIT | 16.6 | 13.6 | 22% |
| Order intake | 81.4 | 88.5 | (8%) |
| Order backlog | 37.7 | 41.8 | (10%) |

| Welding Consumables[1] | | | |
|---|---|---|---|
| Sales | 130.3 | 65.8 | 98% |
| EBIT | 10.0 | 3.7 | 170% |
| Order intake | 134.9 | 69.3 | 95% |
| Order backlog | 22.2 | 11.5 | 93% |

| Special Forgings | | | |
|---|---|---|---|
| Sales | 38.1 | 49.1 | (22%) |
| EBIT | 0.1 | 6.2 | (98%) |
| Order intake | 26.3 | 48.3 | (46%) |
| Order backlog | 82.1 | 106.4 | (23%) |

| *Other/Consolidation* | | | |
|---|---|---|---|
| Sales | 1.0 | 6.1 | (84%) |
| EBIT | (6.8) | (8.6) | 21% |

| *Group*[1] | | | |
|---|---|---|---|
| Sales | 773.9 | 747.0 | 4% |
| EBIT | 56.5 | 55.6 | 2% |
| Order intake | 573.2 | 504.5 | 14% |
| Order backlog | 265.0 | 282.1 | (6%) |

1 The figures for 2002 include only 50% of Böhler Thyssen Schweisstechnik GmbH

## STOCK MARKET INDICATORS

| in € | 1-6/03 | 1-6/02 |
|---|---|---|
| Low | 43.70 | 43.95 |
| High | 49.25 | 53.20 |
| Price at 30/6 | 48.13 | 48.86 |
| Market cap at 30/6 in m€ | 529.4 | 537.5 |

## FINANCIAL CALENDAR 2003/04

| | |
|---|---|
| Results 1-9/2003 | 11/11/2003 |
| Preliminary results 1-12/2003 | 20/2/2004 |
| Final results 1-12/2003 | 29/3/2004 |
| Annual General Meeting | 3/5/2004 |
| Ex-dividend | 6/5/2004 |
| Dividend payment | 13/5/2004 |
| Results 1-3/2004 | 18/5/2004 |
| Results 1-6/2004 | 1/9/2004 |
| Results 1-9/2004 | 9/11/2004 |

## SHARE PRICE PERFORMANCE



10/4/1995
30/6/2003
€ 80
70
60
50
40
1/1/1996
1/1/1997
1/1/1998
1/1/1999
1/1/2000
1/1/2001
1/1/2002
1/1/2003


— BÖHLER-UDDEHOLM AG
— Austrian Traded Index (ATX), indexed